                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                         AUSTINS STEAKS & SALOON, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  052482 20 5
           --------------------------------------------------------
                                 (CUSIP Number)

   TITUS GREENE, 2109 WINDERMERE LANE, SHELBY, NC 28150  Ph#: (704) 481-8800
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 1, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

                        (Continued on following page(s))

                              Page 1 of 4 Pages
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CUSIP No. 052482 20 5                  13D                 Page 2 of 4 Pages
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     TITUS GREENE            Soc. Sec. No. 238 52 1140
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only
-------------------------------------------------------------------------------
 (4) Source of Funds*               SC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization      U.S.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power            1,859,500
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power            1,859,500
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person    1,859,500
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)           16.57
-------------------------------------------------------------------------------
(14) Type of Reporting Person*          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS--Furnish the full legal name of each person for whom the report is filed -i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

                                 SCHEDULE 13D
                                      For
                                 TITUS GREENE


ITEM 1.  SECURITY AND ISSUER

     The security is Common Stock $0.01 par value per share. The name of the issuer is Austins Steaks & Saloon, Inc., 416 Jefferson Street, Roanoke, Virginia 24011.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)  Titus Greene

     (b)  2109 Windermere Lane
          Shelby, NC 28150

     (c)  Retired

     (d)  None

     (e)  None

     (f)  U.S.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The 1,859,500 shares of Common Stock of the Issuer were received in a merger between Austins Acquisition Corp., a wholly owned subsidiary of the Issuer and The WesterN SizzliN Corporation effective July 1, 1999. Titus Greene and Titus Greene and Company, a family limited partnership, surrendered 655,000 shares of common Stock, 131,000 shares of Series B Convertible Preferred Stock and 143,750 Common Stock Purchase Warrants of WesterN SizzliN for the Common Stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisition was the mandatory receipt of stock of the Issuer as a part of the merger transaction described in Item 3 above.

     (a) - (j) None

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Titus Greene directly owns 400,000 shares of the Common Stock of the Issuer and indirectly owns 1,459,500 through Titus Greene and Company, a family limited partnership.

     (b) Titus Greene has sole power to vote and sole power to dispose of the 1,859,500 shares.

     (c)  None

     (d)  None

     (e)  N.A.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS

     None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Date:       July 8, 1999
                                      -------------------------------

                                 Signature:  /s/ Titus Greene
                                           -----------------------------------
                                             Titus Greene

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)